SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
mborrelli@sidley.com (312) 853-7531	FOUNDED 1866

June 10, 2010

Ms. Karen J. Garnett
Assistant Director
United States Securities and Exchange Commission
Mail Stop 3010
100 F Street, N.W.
Washington, D.C. 20549

Re:	ML Trend-Following Futures Fund L.P.
Form 10-K for the year ended December 31, 2008
Form 10-K for the year ended December 31, 2009
File No. 000-28928

Dear Ms. Garnett:

On behalf of Merrill Lynch Alternative Investments LLC (“MLAI”), the general partner of ML Trend-Following Futures Fund L.P. (the “Partnership”), thank you for your letter of May 26, 2010, providing comments to the above-referenced filing.  MLAI has reviewed your comments and has provided responses below.  For your convenience, MLAI has included your comments below in bold with the Fund’s corresponding responses following each comment.

General

1.           Refer to your response letter dated October 9, 2009.  We note in your response to comment 2 of our previous letter dated September 22, 2009 that you provided the percentage of the Partnership’s total portfolio that was allocated to each of the Portfolio Funds as of the end of the fiscal year.  We were unable to locate parallel disclosure in the Form 10-K for the year ended December 31, 2009.  Please tell us why you have elected to omit such disclosure from your 2009 10-K or, alternatively, confirm that you will provide such disclosure in future filings.

In response to the Staff’s comment, the Partnership disclosed the percentage of the Partnership’s total portfolio that was allocated to each of its portfolio funds as of the end of the fiscal year in Note 2 to the Partnership’s financial statements filed with the Form 10-K for 2009.

Ms. Karen J. Garnett
June 10, 2010

In Form 10-K filings for 2010 and subsequent years, the Partnership will also include similar disclosure in Item 1 (Business), setting forth the percentage of the Partnership’s total portfolio allocated to each of the portfolio funds.

Charges, page 8

2.           We note your response to comment 2 of our letter dated February 4, 2010.  Please revise the discussion of Net Assets that follows the table of charges to clarify that additional management fees are charged by the Portfolio Funds in which the Fund invests and the actual amounts invested in the Portfolio Funds are reduced by the fees paid to the managers of each fund.  Provide this disclosure in future filings and tell us how you plan to comply.

In Form 10-K filings for 2010 and subsequent years, the Partnership will include in Item 1 (Business)—Charges,  following the table of charges, disclosure reading substantially as follows:

Management fees and performance fees are not included in the above table of charges, because the Partnership does not charge management fees or performance fees, but instead charges a “wrap fee” which is set forth in the table. While the Trading Advisors to the Portfolio Funds in which the Partnership invests do charge management fees and performance fees, these are not included in the table since such fees are not Partnership expenses.  However, such management fees and performance fees reduce the Net Asset Value of the Partnership’s underlying investment in each Portfolio Fund.

Description of Current Charges, page 6

3.           We note your response to comment 3 of our letter dated February 4, 2010.  Your response confirmed that you would include a description of performance fees similar to your response to comment 5 in your letter dated October 9, 2009.  We are unable to locate similar disclosure in the 2009 10-K.  Please tell us why you omitted this information or tell us where it is located in the 2009 10-K.

In comment 5 of the Staff’s letter date September 22, 2009, the Staff requested that the Partnership explain to it how the payment of performance and management fees by its portfolio funds affects returns to the Partnership.  It further asked the Partnership to identify the source of funding used by the portfolio funds and to confirm, if correct, that the fees are not charged directly to the Partnership or its investors.  Finally, the Staff requested that the Partnership revise its description of performance fees in future filings to include the definition of “New Trading Profits.”  In its response, the Partnership provided the requested explanation regarding the payment of fees and the sources of funding and stated that it would include the definition of

Ms. Karen J. Garnett
June 10, 2010

“New Trading Profits” in future filings.  This definition was in fact included in the Partnership’s Form 10-K for 2009.  The explanation provided in the first paragraph of the Partnership’s response letter was not included in its Form 10-K for 2009 because the Partnership did not understand the Staff to be requesting that this information be included in the Form 10-K.  However, the Partnership will include this disclosure in future filings.  Specifically, in Form 10-K filings for 2010 and subsequent years, the Partnership will include in Item 1 (Business)—Charges, disclosure reading substantially as follows:

Each Portfolio Fund pays the relevant Trading Advisor applicable performance fees and management fees.  As an investor in the Portfolio Funds, the Partnership’s investment in the Portfolio Funds is therefore reduced by the performance fees and management fees paid by the Portfolio Fund to the Trading Advisor.  As a result, the Partnership’s returns are decreased by the performance and management fees paid by the Portfolio Funds.  The Portfolio Funds generally pay the performance fees and management fees out of the cash held by them, although such fees can be paid by liquidating Portfolio Fund assets.  The performance fees and management fees are not charged directly to the Partnership or its limited partners.

*  *  *

Ms. Karen J. Garnett
June 10, 2010

If you have any questions, or require additional information in respect of any of the foregoing responses, please do not hesitate to contact the undersigned at (312) 853-7531.

Sincerely yours,

/s/ Mark Borrelli
Mark Borrelli

cc:           Justin Ferri/MLAI